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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Futuremedia PLC
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                  360912-109**
                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                               New York, NY 10007
                          Attn: Mark A. Saunders, Esq.
                               Tel: (212) 513-3266
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 25, 2003

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Rule 13d-101).

             -------------------------------------------------------

** There is no CUSIP Number assigned to the Ordinary Shares. CUSIP Number 360912-109 has been assigned to the American Depositary Receipts of Futuremedia PLC, which are quoted on the Nasdaq SmallCap Market under the symbol "FMDAY". Ordinary Shares and American Depositary Receipts are counted equally for purposes of calculating beneficial ownership herein.






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                                  SCHEDULE 13D
--------------------------------------------------------------------------------

1) Name of Reporting Person
                      Rennes Fondation
   I.R.S. Identification No. of Above Persons (entities only)
                      Not Applicable
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------

3) SEC Use Only

--------------------------------------------------------------------------------

4) Source of Funds (See Instructions)
       WC

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6) Citizenship or Place of Organization
                    Liechtenstein

--------------------------------------------------------------------------------
     Number of       7)      Sole Voting Power
      Shares                      9,601,395
   Beneficially      -----------------------------------------------------------
     Owned by        8)      Shared Voting Power
       Each                       0
     Reporting       -----------------------------------------------------------
      Person         9)      Sole Dispositive Power
       With                       9,601,395
                     -----------------------------------------------------------
                     10)     Shared Dispositive Power
                                  0
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                     9,601,395

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)
                     24.01%(1)

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)
                     OO

--------------------------------------------------------------------------------

--------
(1) Based upon total outstanding Ordinary Shares of 39,995,353 reported in Issuer's Form 20-F filed November 15, 2002.






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1) Name of Reporting Person
                      Jobelin Fondation
   I.R.S. Identification No. of Above Persons (entities only)
                      Not Applicable

--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

--------------------------------------------------------------------------------

3) SEC Use Only

--------------------------------------------------------------------------------

4) Source of Funds (See Instructions)
                     WC

--------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6) Citizenship or Place of Organization
                    Liechtenstein

--------------------------------------------------------------------------------

     Number of          7)    Sole Voting Power
       Shares                      447,778
    Beneficially        --------------------------------------------------------
      Owned by          8)    Shared Voting Power
        Each                         0
     Reporting          --------------------------------------------------------
       Person           9)    Sole Dispositive Power
        With                       447,778
                       ---------------------------------------------------------
                       10)    Shared Dispositive Power
                                     0

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      447,778

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)
                    1.12%(2)

--------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions) OO

----------
(2) Based upon total outstanding Ordinary Shares of 39,995,353 reported in Issuer's Form 20-F filed November 15, 2002.



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Item 1.  Security and Issuer

          This Amendment No. 2 relates to the Ordinary Shares (the "Ordinary Shares") of Futuremedia PLC (the "Issuer"). The Issuer's American Depositary Receipts trade on the Nasdaq SmallCap Market under the symbol "FMDAY".

          The address of the Issuer's principal executive office is:

          Media House
          Arundel Road
          Walberton, Arundel
          West Sussex BN18 0QP
          England

Item 2.  Identity and Background

          (a) This Statement is being filed by Rennes Fondation and Jobelin Fondation (the "Reporting Persons").

          (b) The Reporting Persons' business addresses are:

                  (i)      Rennes Fondation
                           Aeulestrasse 38
                           FL-9490 Vaduz
                           Principality of Liechtenstein

                  (ii)     Jobelin Fondation
                           Aeulestrasse 38
                           FL-9490 Vaduz
                           Principality of Liechtenstein

         (c) The Reporting Persons are Liechtenstein foundations formed for the purpose of managing their assets for the benefit of the beneficiaries designated by the boards of directors of the foundations.

          (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) The Reporting Persons are organized under the laws of the Principality of Liechtenstein.

Item 3.  Source and Amount of Funds or Other Consideration



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          On April 25, 2003, Rennes Fondation acquired 1,204,819 Ordinary Shares from the Issuer at a price of U.S. $.083 per share, and 1,177,647 Ordinary
Shares from the Issuer at a price of U.S. $.085 per share. Both such acquisitions occurred pursuant to a private placement in reliance on Regulation
S under the Securities Act of 1933, as amended. The funds used to purchase the securities described above came from the working capital of the Reporting Persons.

Item 4.  Purpose of Transaction

          The Reporting Persons have acquired the securities as investments.

          The Reporting Persons have no present plans or proposals that relate to or would result in the following: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)
(4) of the Act; or any other similar action.

          The Reporting Persons reserve the right to maintain their holdings at current levels without further action or to purchase additional securities of the Issuer or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.

          The Reporting Persons reserve the right to change their intention with respect to any and all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

          (a)

                  (i) As of the date hereof, Rennes Fondation is deemed to be the beneficial owner of 9,601,395 Ordinary Shares, which represents approximately 24.01% percent of the issued and outstanding Ordinary Shares of the Issuer.

                  (ii) As of the date hereof, Jobelin Fondation is deemed to be the beneficial owner of 447,778 Ordinary Shares, which represents approximately 1.12% percent of the issued and outstanding Ordinary Shares of the Issuer.

          (b)

                  (i) As of the date hereof, the Rennes Fondation has sole voting power and sole dispositive power with respect to 9,601,395 Ordinary Shares of the Issuer.

                  (ii) As of the date hereof, Jobelin Fondation has sole voting power and sole dispositive power with respect to 447,778 Ordinary Shares of the Issuer.



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          (c) Other than the transaction described in Item 3 above, neither
Reporting Person has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

          Not applicable.



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                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated:
May 12, 2003

                                     RENNES FONDATION


                                     By:   /s/ Rolf Herter
                                         --------------------------------------
                                           Name:  Rolf Herter
                                           Title:  Director


                                     JOBELIN FONDATION


                                     By:   /s/ Rolf Herter
                                         --------------------------------------
                                           Name:  Rolf Herter
                                           Title:  Director